April 2, 2008

Stephen Krikorian

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

RE: OPNET Technologies, Inc. (File No. 000-30931) Response to Division of Corporation Finance comments on Form 10-K for the year ended March 31, 2007

Dear Mr. Krikorian:

On March 25, 2008, OPNET Technologies, Inc. (the “Company”) received comments from the Division of Corporate Finance regarding certain accounting policies and practices outlined in the Company’s Form 10-K for the fiscal year ended March 31, 2007. The numbered responses set forth below contain each of the Staff’s comments highlighted in bold type and correspond to the numbered comments contained in the comment letter.

Comment No. 1: We note that for certain multiple-element arrangements, all revenue is recognized ratably over the contract period if you are unable to establish VSOE for periodic unspecified updates or technical support and revenue under the entire arrangement is recognized under the percentage-of-completion method if services include significant enhancements, customizations or modifications that are essential to the bundled software. For these types of arrangements, describe your allocation methodology used to present revenues between the separate line items on the face of the consolidated statements of operations pursuant to the guidance in Rule 5-03 of Regulation S-X. Explain why your basis for allocating revenue for presentation purposes is reasonably grounded. Revise future filings to clearly disclose your methodology. Also consider quantifying the amount of revenue allocated between the line items using this methodology.

Company’s Response: The Company separately discloses in its statement of operations the categories of its product and services revenue that exceed 10% of total revenue. These categories include new software licenses, software license updates, technical support and services (“PCS”), and professional services. The Company believes these categories best comply with Regulation S-X,

Rule 5-03(b) for its business based on the Company’s facts and circumstances. Furthermore, the Company believes its methodology for allocating revenue is consistent with the basis discussed in a speech regarding product and service revenue presentation delivered by Mr. Mark Barrysmith, Professional Accounting Fellow in the Office of the Chief Accountant, in December 2007.

In each of the fiscal years ended March 31, 2007, 2006 and 2005, the amount of the Company’s total revenue allocated among the line items of the consolidated statement of operations for amounts related to multiple-element arrangements that were recognized under the percentage-of-completion method was less than 2% for all years, and amounts recognized ratably over the contract period was less than 1% for all years.

Percentage-of-Completion:

As noted by the Staff and as disclosed in the Company’s 2007 Form 10-K, when the Company enters into consulting service arrangements that include significant modifications to the software that are essential to the customer’s use and the arrangement is bundled with software, new software license revenue and professional services fees are recognized under the percentage-of-completion method. An amount equal to the VSOE of the fair value of PCS is deferred and recognized over the PCS period consistent with the guidance in TPA 5100.49 regarding the application of contract accounting in software arrangements. For income statement classification purposes, the Company has developed a revenue allocation methodology that is consistent with the residual method used, and described under SOP 97-2, when services are not essential. In these circumstances, revenue is allocated to the various undelivered elements of the arrangement based on the Company’s VSOE of fair value of each element and the residual amount is allocated to new software license revenue. The Company believes that its allocation methodology is reasonable because it is consistent with the methodology prescribed by SOP 97-2 when allocating revenue to multiple elements when the service element is not deemed essential to the functionality of the other elements of the arrangement and has been consistently applied by the Company.

Ratable Recognition:

When VSOE does not exist for an undelivered element (for example, a two-year term license where the license term and PCS are coterminous and no PCS renewal period exists), the Company has developed a revenue allocation methodology that is based upon its reasonable judgment of the amounts attributable to the new software license, PCS, and professional services components of its arrangements when it does not have VSOE of fair value for PCS, and has applied that methodology consistently. For income statement classification purposes, the Company’s allocation methodology is based on VSOE of fair value for its professional services which is determined by the price charged when sold separately, and the contractually stated renewal rates for its PCS (generally 18% to 21% of the license fee paid) on perpetual licenses. The Company uses the residual method to allocate any remaining arrangement fee to new software license revenue, once the Company has allocated amounts to PCS and professional services. The Company understands that, in accordance with TPA 5100.68, PCS renewal terms in a perpetual license do not provide VSOE of fair value of the PCS services in a term license when the term of the license and bundled PCS services are coterminous; however, the Company believes renewal rates on perpetual licenses is a reasonable approximation of the fair value of term license PCS for income statement line item allocation purposes. The Company believes that this allocation methodology is reasonable given its consistent application by the Company and given that the basis of revenue allocation is derived from the Company’s establishment of VSOE of fair value for those elements for which the Company has established VSOE.

The Company will clarify in future filings the allocation methodology used for presentation purposes applicable to certain multiple-element arrangements for which revenue is recognized ratably and for consulting services arrangements that include significant modifications that are essential to the functionality of the bundled software by updating the disclosure paragraphs referenced in comment 1 as noted in Appendix A (which has been marked to indicate changes from language in the Company’s fiscal 2007 10-K).

Comment No. 2: In your discussion of the policy for professional services revenue on page 56, you indicate that you use the percentage-of-completion method to recognize revenue when consulting service arrangements include significant modifications to the software that are essential to the customer’s use and the arrangement is bundled with software. Your disclosure further indicates that for these types of arrangements, “revenue to be recognized after applying the residual method is allocated to new software license revenue based upon the relative list price of each product, and to professional services revenue based upon the VSOE of fair value of the professional services, respectively.” Please clarify your revenue recognition policy and your allocation methodology for presentation purposes for consulting service arrangements that include significant modifications that are essential to the functionality of the bundled software. Revise future filings, accordingly.

Company’s Response: See the Company’s response to comment number 1 under the heading “Percentage-of-Completion” and “Ratable Recognition” for clarification of the Company’s revenue recognition policy and allocation methodology for presentation purposes applicable to consulting service arrangements that include significant modifications that are essential to the functionality of the bundled software.

After consideration of your comment, the Company notes that the disclosure could be modified to make it clear that the relative list price of each product in a given arrangement has no impact on the total amount of new software license revenue from a given arrangement nor does it impact the timing of revenue recognition. The Company did not intend to suggest our revenue recognition was anything other than percentage-of-completion when our arrangements contain significant modification that is essential to the functionality of the software. The relative list price of each product in a given arrangement only determines the Company’s internal coding to each software license product. This internal coding to individual products does not impact the timing or amount of revenue recognized as new software license revenue in the Company’s consolidated statements of operations.

The Company will include in future filings the revised disclosure set forth in Appendix A.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate a response as soon as possible provided you have any remaining questions. Thank you in advance for your attention. Please feel free to contact Mel F. Wesley, Vice President and Chief Financial Officer, with any questions at (240) 497-3000.

Sincerely,

/s/ Mel F. Wesley
Mel F. Wesley
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Appendix A (Marked for Changes From our Fiscal 2007 10-K)

1. Organization and Significant Accounting Policies

Revenue Recognition.

The Company derives revenue from three primary sources: (1) new software licenses, (2) software license updates, technical support and services, which include software license update, certain training provided and offered on a when-an-if available basis to customers, and technical support, and (3) professional services, which include consulting and custom training services for customers without a current maintenance agreement. The Company recognizes revenue based on the provisions of the American Institute of Certified Public Accountants Statement of Position, or SOP No. 97-2, “Software Revenue Recognition,” as amended by SOP No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions,” SOP No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” and the Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements.”

New software license revenue represents all fees earned from granting customers licenses to use the Company’s software, and excludes revenue derived from software license updates, which are included in software license updates, technical support and services revenue. The Company’s new software license revenue consists of perpetual and term license sales of software products. New software license revenue is recognized when these criteria are met: persuasive evidence of an arrangement exists, delivery of the software has occurred, the software license fee is fixed or determinable, and collectibility is probable. The Company defines each of these four criteria as follows:

•

Persuasive evidence of an arrangement exists. For license arrangements with end-users, it is the Company’s customary practice to have a written software license agreement), which is signed by both the end user and the Company, and a purchase order or equivalent. A written contract can be executed based on the customer-specific format or on the standard “shrink wrap” software master license agreement. For those end users who have previously negotiated a software license agreement with the Company, the initial software license agreement is used as evidence of a written contract. Sales to distributors, resellers, and value-added resellers, which the Company collectively referred to as resellers, are primarily made outside of North America and are evidenced by a master reseller agreement governing the relationship, which is signed by both the reseller and the Company, together with a purchase order on a transaction-by-transaction basis. To further evidence an arrangement, the Company’s master reseller agreement requires that the reseller provide to the Company copies of the end user’s purchase order and executed copies of the end user’s software master license agreements.

•

Delivery has occurred. Physical delivery of the Company’s software products to end users or resellers, which it collectively referred to as customers, is generally considered to have occurred upon the transfer of media containing the Company’s software products to a common carrier (usually FOB shipping point based on standard agreement terms). Software products may also be delivered electronically to end users. Electronic delivery is deemed to occur after end users have been provided with access codes that allow them to take immediate possession of the software. If a software arrangement includes undelivered software products or services that are essential to the functionality of delivered software products, delivery is not considered to have occurred until these software products or services are delivered.

•

The fee is fixed or determinable. It is the Company’s policy to not provide customers the right to any adjustments or refund of any portion of their license fees paid, acceptance provisions, cancellation privileges, or rights of return. The Company’s normal payment terms for its software products and services currently range from net 30 days to net 90 days and primarily vary based on the country in which an agreement is executed. Payments that extend beyond the Company’s normal payment terms from the contract date but that are due within six months are generally deemed to be fixed or determinable based on its successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. Arrangements with payment terms extending beyond six months are considered not to be fixed or determinable, and revenue from such arrangements is recognized as payments become due and payable.

•

Collectibility is probable. Collectibility is assessed on a customer-by-customer basis. The Company typically sells to customers for whom there is a history of successful collection. New customers are subject to a credit review process that evaluates the customer’s ability to pay. If the Company determines from the outset of an arrangement that collectibility is not probable, revenue is recognized as cash is collected.

In instances when any of the four criteria are not met, the Company defers recognition of software license revenue until the criteria are met. When the sale of the software product requires the Company to make significant enhancements, customization or modifications to the software that are essential to its functionality, software license revenue and consulting fees are recognized using contract accounting under SOP 81-1. The Company estimates the percentage-of-completion, under SOP 81-1, based on its estimate of total hours to complete the project as a percentage of total hours incurred and the estimated hours to complete.

The process of estimation inherent in the application of the percentage-of-completion method of accounting for revenue is subject to judgments and uncertainties and may affect the amounts of software license revenue and professional services revenue under certain contracts and related expenses reported in the Company’s consolidated financial statements. A number of internal and external factors can affect the Company’s estimates to complete client engagements, including skill level and experience of project managers, staff assigned to engagements, and continuity and attrition level of professional services staff. Changes in the estimated stage of completion of a particular project could create variability in the Company’s revenue and results of operations if it is required to increase or decrease previously recognized revenue related to a particular project or if it expects to incur a loss on the project.

Software license updates, technical support and services revenue represents fees associated with the sale of license updates, training, and technical support, all provided on a when-and-if-available basis under the Company’s maintenance agreement. Payments for software license updates, technical support and services (on initial order or on renewal) are generally made in advance and are nonrefundable. License updates consist of the right to unspecified software updates on a when-and-if-available basis and are typically entered into in connection with the initial software license purchase. License updates, technical support and services may be renewed upon expiration of the term. Customers can purchase license updates separately from technical support and services. Revenue from license updates, technical support and services is deferred and recognized as revenue on a straight-line basis over the term of the maintenance agreement.

Revenue under multiple-element arrangements, which typically include new software licenses, consulting services, training and maintenance agreements sold together, are allocated to each element in the arrangement primarily using the residual method based upon the fair value of the undelivered elements, which is specific to the Company (vendor-specific objective evidence of fair value or VSOE). This means that the Company defers revenue from the arrangement fee equivalent to the fair value of the undelivered elements. Discounts, if any, are applied to the delivered elements, usually software licenses, under the residual method. For periodic unspecified product updates and technical support agreements, VSOE is based upon either the renewal rate specified in each contract or the price charged when sold separately. For consulting services and training for customers without a current maintenance agreement, VSOE is based upon the rates charged for these services when sold separately.

If the Company is unable to establish VSOE for an undelivered PCS element (for example, a two-year term license where the license term and PCS are coterminous and no PCS renewal period exists), all revenue is recognized ratably over the contract period. For income statement classification purposes, the Company’s allocation methodology is based on VSOE of fair value for its professional services which is determined by the price charged when sold separately, and the contractually stated renewal rates for its PCS (generally 18% to 21% of the license fee paid) on perpetual licenses. The Company uses the residual method to allocate any remaining arrangement fee to new software license revenue.

Professional services revenue consists of fees from consulting services and training for customers without a current maintenance agreement and is recognized as the services are performed. When the Company enters into consulting service arrangements that include significant modifications to the software that are essential to the customer’s use and the arrangement is bundled with software, revenue under the entire arrangement is recognized under the percentage-of-completion method. For income statement classification purposes, the Company has developed a revenue allocation methodology for these arrangements that is consistent with the residual method used, and described under SOP 97-2, when services are not essential to the functionality of the software. In these circumstances, revenue is allocated to the various elements of the arrangement based on the Company’s VSOE of fair value and the residual amount is allocated to new software license revenue.

The Company sells new software licenses, license updates, technical support and services agreements to distributors at predetermined prices. Sales to distributors are not contingent upon resale of the software to the end user. In most cases, the Company provides license updates, technical support and services agreements directly to distributors and the distributors provide support to the end customer. Revenue from sales to distributors is recorded at the amounts charged to the distributor and in the same manner as new software license, license updates, technical support and services sales sold through the Company’s direct sales force. Amounts received in advance of revenue recognition are classified as deferred revenue.